WEIL, GOTSHAL & MANGES LLP
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SUITE 100
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(202) 682-7000
FAX: (202) 857-0939

BRUSSELS
BUDAPEST
DALLAS
FRANKFURT
HOUSTON
LONDON
MIAMI
NEW YORK
PRAGUE
SILICON VALLEY
SINGAPORE
WARSAW

JUN 28 2004

WRITER'S DIRECT LINE

202 682-7296

June 28, 2004

04035442

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey
Managing Clerk

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

7/13

DC1:\132053\01\2TW501!.DOC\50627.0004

GREENCORE GROUP PLC

CONTACT: MS. C.M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1104

BOARD APPOINTMENT AT GREENCORE GROUP PLC ("GREENCORE")

The Board of Greencore announced today that it has co-opted Mr. David Simons (57) as a non-executive director of the company with effect from 1st July 2004. David Simons is Chairman of Littlewoods Limited, the privately owned retail chain, a position he has held since 2002. He has acted as a non-executive director of that company since October 1996.

David Simons has a wealth of UK retail experience both in food and non-food. From 1993 to 2000 he was Chief Executive Officer of Somerfield plc, the supermarket chain, and prior to that also held a number of senior positions with other retail companies including Storehouse plc, House of Fraser Limited and Toys R Us Limited.

Other than Mr. Simons directorship of Somerfield plc, he has not held any directorship in any publicly quoted company at any time in the last five years.

Commenting on this change, Greencore's chairman, Ned Sullivan said:-

"The Board is delighted that a business person of David Simons calibre with his considerable wealth of retail and food knowledge has accepted its invitation to join the Board and looks forward to working with him in the future."

C.M. Bergin
Group Company Secretary

24th June, 2004.

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

GREENCORE GROUP PLC

CONTACT: MR. C. O'LEARY

TELEPHONE: +353 1 605 1040
FAX: +353 1 605 1129

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED ("BANK OF IRELAND") DATED 8th JUNE, 2004, THAT BANK OF IRELAND HAS A NOTIFIABLE INTEREST IN 30,597,464 (16.03%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 28,447,867 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED, 1,264,066 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES, 115,559 SHARES ARE REGISTERED IN THE NAME OF MELLON NOMINEES LIMITED. 344,582 SHARES ARE REGISTERED IN THE NAME OF ROYAL BANK OF SCOTLAND INTERNATIONAL AND 425,390 SHARES ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED AS REGISTERED OWNERS ONLY, ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING.

C. O'Leary
Assistant Group Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

14th June, 2004.

GREENCORE GROUP PLC

CONTACT: MR. C. O'LEARY

TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Scrip Dividend Circular
Form of Election and Notice of Entitlement

Copies of the above documentation issued by Greencore Group plc today in connection with its 2004 Interim Scrip Offer have been submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations:-

Company Announcements Office,
Irish Stock Exchange.
28 Anglesea Street,
Dublin 2.
Ireland.
Tel: +353 1 617 4200

Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
United Kindom

Tel: +44 207 676 1000

C. O'LEARY
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

16th June 2004.

GREENCORE GROUP PLC

CONTACT: MR. C. O'LEARY

TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

Scrip Dividend Circular
Form of Election and Notice of Entitlement

Copies of the above documentation issued by Greencore Group plc today in connection with its 2004 Interim Scrip Offer have been submitted to the Irish Stock Exchange and the UK Listing Authority, and will shortly be available for inspection at the following locations:-

Company Announcements Office,
Irish Stock Exchange.
28 Anglesea Street,
Dublin 2.
Ireland.
Tel: +353 1 617 4200

Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
London E14 5HS,
United Kindom

Tel: +44 207 676 1000

C. O'LEARY
DEPUTY GROUP SECRETARY

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE
EARLSFORT TERRACE
DUBLIN 2

16th June 2004.

GREENCORE GROUP PLC

CONTACT: MR. C. O'LEARY

TELEPHONE: +353 1 605 1040
FAX: +353 1 605 1129

NOTIFICATION OF INTEREST IN GREENCORE SHARES

GREENCORE GROUP PLC ("GREENCORE") HAS RECEIVED A NOTIFICATION TODAY FROM BANK OF IRELAND ASSET MANAGEMENT LIMITED ("BANK OF IRELAND") DATED 8th JUNE, 2004, THAT BANK OF IRELAND HAS A NOTIFIABLE INTEREST IN 30,597,464 (16.03%) ORDINARY SHARES IN THE ISSUED ORDINARY SHARE CAPITAL OF GREENCORE. OF THESE, 28,447,867 SHARES ARE REGISTERED IN THE NAME OF BANK OF IRELAND NOMINEES LIMITED, 1,264,066 SHARES ARE REGISTERED IN THE NAME OF NORTRUST NOMINEES, 115,559 SHARES ARE REGISTERED IN THE NAME OF MELLON NOMINEES LIMITED. 344,582 SHARES ARE REGISTERED IN THE NAME OF ROYAL BANK OF SCOTLAND INTERNATIONAL AND 425,390 SHARES ARE REGISTERED IN THE NAME OF CITIBANK NOMINEES LIMITED AS REGISTERED OWNERS ONLY, ON BEHALF OF A RANGE OF CLIENTS WHO ARE EACH THE BENEFICIAL OWNER OF A PORTION OF THE SHAREHOLDING.

C. O'Leary
Assistant Group Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

14th June, 2004.

GREENCORE GROUP PLC

CONTACT MS C.M. BERGIN **TELEPHONE: +353 1 6051029**
FAX: +353 1 605 1104

INTERIM STATEMENT 26 MARCH 2004

FINANCIAL HIGHLIGHTS

- 4% overall like-for-like sales growth, with 6% in the Convenience Food division

- Profit before tax* down 3% to €30.1m

- Headline EPS* down 5% to 13.4 cent

- Underlying EPS** up 1%

- 3% growth in like-for-like profits in the Ingredients & Agribusiness division

- Net interest down 21% to €17.3m

- Net debt down €36m from March 2003 (€48m excluding currency translation)

BUSINESS HIGHLIGHTS

- Price increases have been achieved to offset substantially all of the significant raw material inflation in the UK convenience food categories, although the time lag has impacted H1 results

- UK chilled ready meal capacity further extended to support ongoing growth

- Excellent processing campaign at Irish Sugar

- Sale of UK bakery business since half-year end

** before exceptional items and goodwill amortisation*

** * headline EPS adjusted for constant currency and disposals*

Commenting on the results, Greencore Group Chief Executive, David Dilger, said:

"The Group has made good progress in the first six months of the financial year and has capably dealt with the key cost challenges faced by the entire sector.

Results for the second half of the financial year will reflect the benefit of the price increases and cost savings achieved to date. Furthermore, we have aggressively managed our debt programme and, as a consequence, the Group's interest charge in the second half is expected to be significantly below the comparable figure of last year. Overall, the Group remains confident of a successful outcome for the full year."

Tuesday, 25 May 2004

For further information, please contact:

David Dilger, Chief Executive	Tel: +353 1 605 1002
Patrick Kennedy, Chief Financial Officer	Tel: +353 1 605 1003
Billy Murphy, Drury Communications	Tel: +353 1 260 5000

INTRODUCTION

The Group made strong progress in the first six months of this financial year across a range of fronts:

- Like-for-like sales growth of 6% was achieved in our Convenience Food division, with 9% in the Group's UK chilled food activities, driven by the positive fundamentals of that sector to which we have referred before. Particular advances were made in our chilled ready meal category where further additional capacity was successfully introduced to cater for ongoing growth.

- Price increases with an annualised value of €17m have been implemented; these have successfully countered the most significant level of raw material inflation in the UK food industry in many years. However, as I referred to at the Annual General Meeting, there has been an inevitable time lag between the cost increases and price increases, which has negatively impacted results for the first half.

- Our Ingredients & Agribusiness division grew like-for-like profits by 3%, with an excellent sugar campaign and strong performance from the Group's agribusinesses more than offsetting barley price increases experienced in our malt business.

- Our interest charge reduced by a further €4.6m, or 21%, reflecting ongoing reductions in the amount and cost of the Group's indebtedness.

- Net debt at the end of March 2004 was €461m, €36m below the level of March 2003, or €48m lower excluding the impact of currency translation.

- Since the half-year end, the Group has successfully disposed of its UK bread activities for €30m, €18.5m of which was received on completion. This disposal marks the culmination of the Group's objective to realise the capital employed in its UK bread business and allows the Group to sharpen its focus on its successful convenience food activities.

REVIEW OF OPERATIONS

Convenience Food*

Like-for-like sales in the first half in the Convenience Food division grew by 6%, with a particularly strong performance in the Group's UK chilled food activities, where like-for-like sales increased by 9%. The lag in recovering increased raw material prices exerted downward pressure on margins, with continuing operating profit falling from €29.6m to €24.5m. On a constant currency basis, the reduction was €3.7m.

In the Preliminary Results announcement last November and, subsequently, at the Annual General Meeting in February, I indicated that raw material cost inflation in the UK food industry was running at a higher rate than had been experienced for a number of years. This arose because of the simultaneous occurrence of very poor harvests arising from the exceptionally dry summer weather, the weakening of sterling, an avian flu epidemic in Continental Europe and increased consumer demand for protein products. These factors led to significant inflation in a range of the key inputs of the Group's UK convenience food operations, including flour, egg, dairy produce, poultry and red meat.

Input costs in the first half of the financial year were, on average, 5% above the levels of the previous year on an annual spend of €350m. A concerted initiative was put in place across the Group's UK convenience food activities to recover this inflation, with a particular focus on those categories most impacted. These included quiche, sandwiches, cakes and desserts, frozen savoury products, ready meals and bread. To date, price increases with an annualised value of some €17m have been implemented; whilst further increases are still necessary in individual categories, the level already achieved offsets substantially all of the cost inflation experienced to date.

The time lag between cost increase and price increase amounted to between three and four months in the period under review and, therefore, impacted Group profitability by c.€5m in the first half of the year. Looking forward, the benefit of the price increases and cost savings will be more pronounced in the second half of the year as the time lag falls away. Furthermore, whilst there remains pressure for increases in the costs of certain key inputs, the Group will attempt to offset that by reductions elsewhere.

Demand for quality convenience food continued to grow in the first half, although different categories had different levels of sales growth, impacted by their customer profile. Whilst exploiting the organic growth potential of existing offerings is critical, in excess of 500 new products were introduced in the period, as categories continued to expand successfully their product range and develop new channels: the Group's chilled soup operation continues to grow, whilst several categories, most notably ambient sauces, frozen desserts and cakes, increased their food service sales. However, customer orders and therefore deliveries for certain key Christmas products were later than usual in 2003, resulting in lesser sales in several accounts in both the ambient sauce and pickles and cakes categories.

The good progress in the latter months of 2003 at the Group's UK chilled pizza operation, which I referred to in the Preliminary Announcement last November, has continued. Further operational improvements have been made and the business also has a strong pipeline of new product opportunities. I also referred last November to inefficiencies at the Group's cakes and desserts facility in Hull, which were being addressed. I am happy to report significant progress in eliminating these, particularly since the end of the Christmas cake production campaign.

The Group continues to invest in capacity enhancement and in operational improvement opportunities to supplement its existing modern facilities. Notable investments in this regard in the first half included further capacity enhancement at two of the Group's chilled ready meal facilities, the completion of the rebuilding of the Group's principal frozen savoury products facility and investment in automation in the sandwich category, which will improve both productivity and product quality.

Ingredients & Agribusiness
The division had a satisfactory first half. Although like-for-like sales increased only marginally versus the previous year, continuing operating margins improved from 8% to 8.3%, and continuing operating profit grew by 2% from €19.7m to €20m. On a like-for-like basis, operating profits grew by 3%.

Profits improved at all of the businesses within the division, with the exception of the Group's malting activities. Although quota sales in the period were lower than the prior year, Irish Sugar benefited from an excellent processing campaign. The Group's agribusinesses benefited from increased grain prices and good margin management.

The profitability of the Group's malt activities was below last year's record levels. As indicated in the Preliminary Announcement last November, barley prices in the latter part of 2003 increased in line with international grain prices, whilst these increases were not fully reflected in higher malt prices, most particularly in export markets. Barley prices have since declined, although malt export prices remain low.

Associates
Share of profit of associates, net of share of interest, increased significantly from €2.9m to €3.4m. This reflected improved profitability at each of the Group's associate interests.

** Following the disposal of the Group's bread operations, the Board has decided for reporting purposes to combine the results of its remaining Ambient Grocery activities with its Chilled and Frozen division into one Convenience Food division.*

FINANCIAL REVIEW

Like-for-like sales grew by 4%, with growth of 6% experienced in the Convenience Food division. Whilst operating margins improved in the Ingredients and Agribusiness division, they declined overall due to the time lag in recovering raw material cost inflation. This, coupled with the negative translation impact of a stronger euro/sterling average exchange rate and a reduction in discontinued operating profit, led to a decline in total operating profit from €50.1m to €44m. Share of profits from associates increased, whilst net interest declined by 21% from €21.9m to €17.3m, reflecting ongoing reductions in both the amount and cost of the Group's indebtedness. Accordingly, most of the €6.1m reduction in operating profit was made up, and profit before tax declined by only €1m to €30.1m.

The tax charge of €3.9m on ordinary activities compares to €4m in the first half of last year, with the effective rate remaining at 13%.

Headline earnings per share (adjusted to eliminate exceptional items and amortisation of goodwill and finance facility costs) declined by 5% to 13.4 cent. Underlying earnings per share, which calculates

continuing earnings at constant exchange rates, increased by 1%. Basic earnings per share increased from 6.3c to 7.0c.

An interim dividend of 5.05c per share will be paid, which is in line with last year's level. Qualifying shareholders will again be offered the option of receiving dividends in the form of cash or shares.

Net debt increased from the level at the end of September 2003 by €31m to €461m. This was a result of the seasonal uplift in working capital at Irish Sugar of €35m which is a consequence of the timing of its annual processing campaign, and the negative translation movement on the sterling element of the Group's indebtedness of €12.6m.

Significant capital investment was made in the period, as referred to above. Net capital expenditure amounted to €24.2m, compared to depreciation of €22.7m. Net cash of €2.1m was received in respect of taxation, reflecting the modest amount of tax payable across the Group, a tax refund received in Continental Europe and a payment received for losses surrendered to an associate company.

OUTLOOK

Since the acquisition of Hazlewood, the Group's convenience food activities have experienced average annual like-for-like sales growth of 6%, and the potential for further top-line growth remains strong. Consumer demand for quality convenience food continues to grow, whilst our retailer customers continue to expand their space dedicated to our product range.

However, top-line growth on its own is not sufficient; margin management is also crucial to delivering value for shareholders and is dependent on the quality of the market position of our businesses. Through its disposal programme, the Group has prioritised businesses that not merely have attractive growth prospects, but also market leadership positions in sectors where ownership is concentrated and demand is broadly in balance with supply. The Group's success over the last six months in achieving price increases across many of its categories is due to the quality of these market positions.

The Group continues to manage ongoing challenges: the UK retail environment is increasingly competitive, European sugar processors are experiencing increased levels of competition and in the longer term possible regime reform, and international malt prices remain low relative to the long run malt cycle.

Nonetheless, the quality of our market positions, a relentless focus on the cost base and the strong cash generative nature of our portfolio will underpin progress in the current financial year and beyond. In addition, as referred to above, results for the second half of the financial year will reflect the benefit of the price increases and cost savings achieved to date. Furthermore, we have aggressively managed our debt programme, and as a consequence, the Group's interest charge in the second half is expected to be significantly below the comparable figure of last year. Overall, the Group remains confident of a successful outcome for the full year.

E F Sullivan
Chairman

25 May 2004

Greencore Group plc
Consolidated Profit and Loss Account (Unaudited)
Half Year Ended 26 March 2004

	Notes	Half Year to 26 March 2004 Ordinary activities €'000	Amortisation €'000	Total €'000	Half Year to 28 March 2003 €'000
Turnover					
Continuing operations	2	669,149	-	**669,149**	666,486
Discontinued operations		44,242	-	**44,242**	77,333
	2	713,391	-	**713,391**	743,819
Operating profit before goodwill amortisation and exceptional items					
Continuing operations	2	44,504	-	**44,504**	49,264
Discontinued operations		(456)	-	**(456)**	872
	2	44,048	0	**44,048**	50,136
Goodwill amortisation		-	(10,701)	**(10,701)**	(10,701)
Exceptional items	3	-	-	**-**	(2,927)
Operating profit		44,048	(10,701)	**33,347**	36,508
Share of operating profit of associated undertakings		3,540	-	**3,540**	3,032
		47,588	(10,701)	**36,887**	39,540
Exceptional items					
Profit on sale/termination of operations	3	-	-	**-**	576
Profit before interest and taxation		47,588	(10,701)	**36,887**	40,116
Net interest payable		(17,295)	-	**(17,295)**	(21,925)
Amortisation of issue costs of finance facility		-	(1,266)	**(1,266)**	(2,291)
Share of interest payable - associates		(162)	-	**(162)**	(138)
Profit before taxation		30,131	(11,967)	**18,164**	15,762
Taxation		(3,887)	-	**(3,887)**	(3,335)
Profit after taxation		26,244	(11,967)	**14,277**	12,427
Minority interests		(982)	-	**(982)**	(650)
Profit attributable to Group shareholders		25,262	(11,967)	**13,295**	11,777
Dividends	4	(9,630)	-	**(9,630)**	(9,537)
Retained profit		15,632	(11,967)	**3,665**	2,240
Adjusted earnings per ordinary share	5			**13.4c**	14.1c

Basic earnings per ordinary share	5	**7.0c**	6.3c
Diluted earnings per ordinary share	5	**7.0c**	6.2c
Dividend per ordinary share	4	**5.05c**	5.05c

Greencore Group plc
Consolidated Balance Sheet
At 26 March 2004

	26 March 2004 (Unaudited) €'000	28 March 2003 (Unaudited) €'000	26 September 2003 (Audited) €'000
Fixed assets			
Intangible assets	**359,647**	381,075	370,348
Tangible assets	**568,527**	540,955	557,633
Financial assets	**14,517**	16,437	16,141
	942,691	938,467	944,122
Current assets			
Stocks	**200,486**	187,443	137,424
Debtors	**99,782**	119,961	123,062
Cash and bank balances	**93,122**	99,846	103,494
	393,390	407,250	363,980
Creditors			
Amounts falling due within one year	**485,862**	388,417	767,770
Net current (liabilities)/assets	**(92,472)**	18,833	(403,790)
Total assets less current liabilities	**850,219**	957,300	540,332
Creditors			
Amounts falling due after more than one year	**510,880**	621,295	198,802
Provisions for liabilities and charges	**39,676**	44,013	40,874
Development grants	**772**	1,513	1,510
	551,328	666,821	241,186
Net assets	**298,891**	290,479	299,146
Capital and reserves			
Called up share capital	**122,202**	122,058	122,103
Capital conversion reserve fund	**934**	934	934
Share premium account	**87,700**	87,280	87,370
Profit and loss account/other reserves	**82,129**	74,969	83,084
Shareholders' funds - equity interests	**292,965**	285,241	293,491
Minority interests - equity interests	**5,926**	5,238	5,655

298,891	290,479	299,146
========	========	========

Greencore Group plc
Consolidated Cash Flow Statement
Half Year Ended 26 March 2004

	Half Year to 26 March 2004 (Unaudited) €'000	Half Year to 28 March 2003 (Unaudited) €'000
Operating activities		
Operating profit	**44,048**	50,136
Depreciation (net of grant amortisation)	**21,964**	23,105
Changes in working capital	**(35,753)**	(4,115)
Other movements	**(1,589)**	6,662
Capital expenditure (net)	**(24,194)**	(19,438)
Cash flow from operating activities	**4,476**	56,350
Dividends from associates	**4,900**	2,621
Returns on investments and servicing of finance	**(21,105)**	(16,001)
Taxation	**2,122**	3,575
Proceeds on issue of share capital	**111**	124
Equity dividends paid	**(9,219)**	(13,739)
Net cash flow	**(18,715)**	32,930
Translation differences	**(12,644)**	33,184
Movement in net debt in period	**(31,359)**	66,114
Net debt at start of period	**(430,049)**	(563,173)
Net debt at end of period	**(461,408)**	(497,059)

Greencore Group plc
Statement of Total Recognised Gains and Losses
Half Year Ended 26 March 2004

	Half Year to 26 March 2004 (Unaudited) €'000	Half Year to 28 March 2003 (Unaudited) €'000	Full Year to 26 September 2003 (Audited) €'000
Profit for period attributable to Group shareholders	**13,295**	11,777	31,511
Exchange adjustments	**(4,620)**	9,194	11,902
Total recognised gains for the period	**8,675**	20,971	43,413

Notes

Half Year Ended 26 March 2004

1. Basis of preparation

The interim statement for the six months to 26 March 2004 is unaudited and was approved by the Board on 24 May 2004. The information has been prepared on the basis of the accounting policies set out in the Group's Annual Report for the year ended 26 September 2003. The balance sheet information on page 7 for 26 September 2003 represents the audited balance sheet from the Group's full accounts for that year on which the Auditors issued an unqualified audit report and which have been filed with the Registrar of Companies.

2. Analysis of results by activity

	Turnover Half Year		Operating profit* Half Year	
	2004	2003	**2004**	2003
	€'000	€'000	**€'000**	€'000
Total Group				
Convenience Food	**470,021**	496,076	**24,009**	30,534
Ingredients and Agribusiness	**243,370**	247,743	**20,039**	19,602
	713,391	743,819	**44,048**	50,136
Continuing Activities				
Convenience Food	**426,933**	422,059	**24,465**	29,599
Ingredients and Agribusiness	**242,216**	244,427	**20,039**	19,665
	669,149	666,486	**44,504**	49,264

** pre goodwill amortisation and exceptional items*

3. Exceptional items

There are no exceptional items in the current period.

The prior period exceptional charge comprises a cost of €2.9m in respect of commissioning costs at the Group's new chilled pizza facility. In addition, a net surplus of €0.6m was recorded on the closure of certain Group facilities in the United Kingdom.

4. Dividends

The interim dividend of 5.05c (2003: 5.05c) per share is payable on 30 September 2004 to shareholders on the Register of Members, as at 4 June 2004. The ordinary shares will be quoted ex-dividend from 2 June 2004. The dividend will be subject to dividend withholding tax, although certain classes of shareholders may qualify for exemption.

5. Earnings per share

The calculation of earnings per share is based on earnings of €13.3m (2003: €11.78m) and on 189.0 million ordinary shares (2003: 188.3 million) being the weighted average number of ordinary shares in issue in the period. The calculation of adjusted earnings per share is after adjusting for exceptional items, goodwill and facility fee amortisation. The diluted earnings per share has been calculated on the basis of 191.1 million ordinary shares (2003: 188.7 million).

The calculation of earnings per share excludes 4.9 million treasury shares arising from the share repurchase programme.

6. Information

The interim report is being sent by post to all registered shareholders.

Copies are also available to the public from the Company's registered office at St. Stephen's Green House, Earlsfort Terrace, Dublin 2 and from its registrar Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18.

C.M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin

25th May, 2004.